Exhibit 99.2

ITW Conference Call

Second Quarter

2004

ITW
Agenda

1. Introduction………………………..John Brooklier

2. Financial Overview……………...Jon Kinney

3. Manufacturing Segments……… John Brooklier

4. Forecast 2004…………………..…Jon Kinney

5. Q & A………………...…………Kinney/Brooklier

ITW
Forward-Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions and base business expectations for full year 2004 and the Company's related earnings forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described herein. Important factors that may influence future results include (1) a downturn in the construction, automotive, general industrial, food service and retail, or commercial real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community or Australia, (3) the unfavorable impact of foreign currency fluctuations, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, and (5) an unfavorable environment for making acquisitions or dispositions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates.

Conference Call Playback

Replay number: 203-369-1569

No pass code necessary

Telephone replay available through midnight of August 4, 2004

Webcast / PowerPoint replay available at itw.com website

ITW
Quarterly Highlights

	2003	2004	F(U) Last Year	
	Q2	**Q2**	**Amount**	**%**
Operating Revenues	2,564.0	3,002.3	438.3	17.1%
Operating Income	454.1	561.5	107.4	23.7%
% of Revenues	17.7%	18.7%	1.0%	
Income From Continuing Operations				
Income Amount	284.0	360.4	76.4	26.9%
Income Per Share-Diluted	0.92	1.16	0.24	26.1%
Average Invested Capital	6,698.2	7,399.2	(701.0)	-10.5%
Return on Average Invested Capital	17.6%	20.0%	2.4%	
Free Operating Cash Flow	217.7	314.2	96.5	44.3%

ITW
Quarterly Operating Analysis

	Revenue	Income	Margins
Base Manufacturing Business			
Operating Leverage	8.4%	19.1%	1.8%
Nonvolume-related	-	-2.8%	-0.5%
Total	8.4%	16.3%	1.3%
Acquisitions / Divestitures	5.7%	2.4%	-0.6%
Translation	4.2%	3.8%	-0.1%
Impairment	-	-	-
Restructuring	-	1.9%	0.3%
Leasing & Investments	-0.5%	-0.7%	-
Other Revenue	-0.7%	-	0.1%
Total	17.1%	23.7%	1.0%

ITW
Leasing & Investments

	2003 Q2	2004 Q2	F(U) Last Year Amount	%
Operating Revenues	65.8	53.2	(12.6)	-19.1%
Operating Income	52.1	48.7	(3.4)	-6.5%
Operating Margins	79.2%	91.5%	12.3%	

ITW
Non Operating & Taxes

	2003 Q2	2004 Q2	F(U) Last Year Amount	%
Operating Income	454.1	561.5	107.4	23.7%
Interest Expense	(19.1)	(18.9)	0.2	
Other Income	2.0	3.5	1.5	
Income From Continuing Operations-P/T	437.0	546.1	109.1	25.0%
Income Taxes	152.9	185.7	(32.8)	
% to Pre Tax Income	35.0%	34.0%	1.0%	
Income From Continuing Operations-A/T	284.0	360.4	76.4	26.9%

ITW
Invested Capital

	6/30/03	3/31/04	6/30/04
Trade Receivables	1,709.7	1,909.6	1,979.8
Days Sales Outstanding	60.0	63.4	59.3
Inventories	1,011.7	1,070.5	1,098.2
Months on Hand	1.8	1.8	1.7
Other Current Assets	367.0	386.2	383.5
Accounts Payable & Accruals	(1,414.5)	(1,647.4)	(1,729.9)
Operating Working Capital	1,673.9	1,718.9	1,731.6
% to Revenue(Prior 4 Qtrs.)	17%	16%	16%
Net Plant & Equipment	1,703.5	1,783.2	1,791.3
Investments, net of L&I Debt	655.4	659.9	749.5
Goodwill	2,484.3	2,618.1	2,718.2
Other, net	345.1	505.4	522.2
Invested Capital	6,862.2	7,285.5	7,512.8

ITW
Debt & Equity

	6/30/03	3/31/04	6/30/04
Total Capital			
Short Term Debt	116.8	51.4	60.0
Long Term Debt	1,446.0	920.8	923.5
Total Debt	1,562.8	972.2	983.5
Stockholders' Equity	7,295.3	8,234.1	8,210.2
Total Capital	8,858.1	9,206.3	9,193.7
Less:			
Leasing & Investments Debt	(761.8)	(191.8)	(143.7)
Cash	(1,234.1)	(1,729.0)	(1,537.2)
Net Debt & Equity	6,862.2	7,285.5	7,512.8
Debt to Total Capital	18%	11%	11%

ITW
Cash Flow

	2003 Q2	2004 Q2
Net Income	276.1	360.4
Adjust for Non-Cash Items	49.8	52.0
Changes in Operating Assets & Liab.	(49.6)	(49.6)
Net Cash From Operating Activities	276.3	362.8
Additions to Plant & Equipment	(66.0)	(69.3)
Proceeds from investments	7.4	20.7
Free Operating Cash Flow	217.7	314.2
Stock Repurchase	-	(259.1)
Acquisitions	(59.5)	(182.8)
Investments	(11.7)	(14.0)
Dividends	(70.5)	(74.0)
Debt	(6.5)	5.2
Other	39.0	18.7
Net Cash Increase/(Decrease)	108.5	(191.8)

ITW
Return on Average Invested Capital

Current Quarter	2003 Q2	2004 Q2	F(U) Prior Yr.
Operating Income after taxes	295.1	370.6	75.5
Operating Margins	11.5%	12.3%	0.8%
Average Invested Capital	6,698.2	7,399.2	701.0
Capital Turnover	1.53	1.62	0.09
Return on Average Invested Capital	17.6%	20.0%	2.4%

Year to Date	2003 Q2	2004 Q2	F(U) Prior Yr.
Operating Income after taxes	503.8	666.1	162.3
Operating Margins	10.3%	11.7%	1.3%
Average Invested Capital	6,632.8	7,255.2	622.4
Capital Turnover	1.47	1.57	0.10
Return on Average Invested Capital	15.2%	18.4%	3.2%

ITW
Acquisitions

	2003				2004			
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Annual Revenues Acquired	49	35	231	32	247	168	-	-
Purchase Price								
Cash Paid	44	30	74	56	184	183	-	-
Stock Issued	-	-	-	-	2	-	-	-
Total	44	30	74	56	186	183	-	-
Number of Acquisitions								
North America								
Engineered Products	1	-	3	3	2	1	-	-
Specialty Systems	-	2	1	1	-	1	-	-
International								
Engineered Products	-	1	2	1	5	2	-	-
Specialty Systems	7	3	3	-	3	4	-	-
Total	8	6	9	5	10	8	-	-

Key Economic Data

- **June '04 ISM: 61.1% is down only slightly from 62.5% in March '04**

- **US Industrial Production (ex. Tech.): +5.0% in May '04 compared to +2.2% in March '04**

- **Euro-Zone Purchasing Managers' Index: 54.4% in June '04 vs. 52.5% in February '04**

- **Euro-Zone Industrial Production: +1.6% in April '04 vs. +0.6% in January '04; UK, Germany and France all improve**

ITW
Engineered Products – North America

	2003 Q2	2004 Q2	F(U) Last Year	
			Amount	%
Operating Revenues	781.7	845.4	63.7	8.1%
Operating Income	133.3	149.7	16.4	12.2%
Operating Margins	17.1%	17.7%	0.6%	

Engineered Products-North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	8.5%	20.6%	1.9%
Nonvolume-related	-	-11.1%	-1.8%
Total	8.5%	9.5%	0.1%
Acquisitions / Divestitures	-0.4%	-0.4%	-
Translation	-	-	-
Impairment	-	-	-
Restructuring	-	3.1%	0.5%
Total	8.1%	12.2%	0.6%

Engineered Products-North America
Key Points

- **Total Construction: +11%**

- **ITW construction (Paslode/Buildex/Ramset/ITW Brands) base revenues: +17% for Q2**

- **Wilsonart base revenues: +6% ; Flooring grows 10+% ; basic laminate increases 5%**

- **Total construction: new housing +15%; renovation/rehab +15%; Commercial +6%**

- **2004 End Market Assumptions:**
  - **New housing: -3%**
  - **Renovation: +3% to +4%**
  - **Commercial: Revenues improve in 2nd half of year**

Engineered Products-North America
Key Points

- **Auto base revenues: +3% for Q2**
- **Big 3 build rates: -2% for Q2**
  - GM: -1%
  - Ford: -5%
  - Chrysler: +2%
- **June Big 3 inventories: 85 days**
  - GM: 89 days
  - Ford: 88 days
  - Chrysler: 73 days
- **ITW estimate for 2004:**
  - Q3: -4%
  - FY: -3%
- **Industrial: base revenues +10% for Q2**
  - Industrial Plastics, Engineered Polymers, Fibre Glass Evercoat all had double digit base revenue growth in Q2

ITW
Engineered Products – International

	2003 Q2	2004 Q2	F(U) Last Year	
			Amount	%
Operating Revenues	470.8	645.6	174.8	37.1%
Operating Income	68.2	101.1	32.9	48.3%
Operating Margins	14.5%	15.7%	1.2%	

Engineered Products-International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	9.8%	27.2%	2.3%
Nonvolume-related	-	-0.2%	-
Total	9.8%	27.0%	2.3%
Acquisitions / Divestitures	15.5%	9.5%	-0.9%
Translation	11.8%	13.9%	0.1%
Impairment	-	-	-
Restructuring	-	-2.1%	-0.3%
Total	37.1%	48.3%	1.2%

Engineered Products-International
Key Points

- **Construction base revenues: +12% in Q2**
  - **Europe: +11% growth (strength in France, Germany, UK, Italy and Denmark)**
  - **Austral-Asia: +9% (Paslode/Buildex in Australia)**
  - **Wilsonart Intl.: +16% (good activity in China)**
- **Automotive base revenues: +7% in Q2**
  - **Builds: -1% ytd**
  - **Ford: +10.8%; BMW: +6.4%; Renault: +1.9%; Fiat: -16.8%; GM Group: -7.6%; VW Group: -1.3%**
  - **ITW forecasting FY '04 builds: +1% to +2%**
- **Industrial base revenues: +8% in Q2**
  - **Electronic component packaging, industrial plastics, and fluid products all grew base revenues in range of 8% to 10%**

ITW
Specialty Systems-North America

	2003 Q2	2004 Q2	F(U) Last Year Amount	%
Operating Revenues	842.2	972.2	130.0	15.4%
Operating Income	142.7	177.7	35.0	24.6%
Operating Margins	16.9%	18.3%	1.4%	

Specialty Systems-North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	10.8%	26.7%	2.4%
Nonvolume-related	-	-4.2%	-0.6%
Total	10.8%	22.5%	1.8%
Acquisitions / Divestitures	4.6%	2.3%	-0.4%
Translation	-	0.1%	-
Impairment	-	-	-
Restructuring	-	-0.3%	-
Total	15.4%	24.6%	1.4%

Specialty Systems-North America
Key Points

- **Welding base revenues: 20+% in Q2 due primarily to stronger equipment sales to construction and other end markets; consumables and components units also grew sales**

- **Industrial packaging: Signode base revenue grew +13% in Q2; consumables / machinery both show improvement**

- **Food Equipment base revenues: Flat in Q2 vs. -9% FY 2003; late cycle recovery business**

ITW
Specialty Systems-International

	2003 Q2	2004 Q2	F(U) Last Year Amount	%
Operating Revenues	498.4	598.4	100.0	20.1%
Operating Income	57.8	84.3	26.5	45.9%
Operating Margins	11.6%	14.1%	2.5%	

Specialty Systems-International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	2.2%	7.0%	0.6%
Nonvolume-related	-	12.4%	1.4%
Total	2.2%	19.4%	2.0%
Acquisitions / Divestitures	7.6%	3.0%	-0.7%
Translation	10.3%	12.9%	-
Impairment	-	-	-
Restructuring	-	10.6%	1.2%
Total	20.1%	45.9%	2.5%

Specialty Systems-International
Key Points

- **Signode base revenues strengthen in Q2:**
    -Europe: +4%
    -Asia/Pacific: +10%
- **Food Equipment: base revenues +2%; operating margins improve 250 basis points in Q2**
- **Finishing: base revenues +4% in Q2; operating margins improve 180 basis points**
- **Welding: base revenues +5% and operating margins improved substantially**

ITW
2004 Forecast

	Low	High	Mid Point
3rd Quarter			
Base Revenues	6.5%	8.5%	7.5%
Income Per Share-Diluted	$1.05	$1.11	$1.08
%F(U) 2003	21%	28%	24%
Full Year			
Base Revenues	6.6%	7.8%	7.2%
Income Per Share-Diluted	$4.21	$4.35	$4.28
%F(U) 2003	25%	29%	27%

ITW 2004 Forecast
Key Assumptions

- **Exchange rates hold at current levels.**

- **Acquired revenues in the $500 to $700 million range.**

- **Restructuring cost of $20 to $30 million.**

- **No further goodwill or intangible impairment cost.**

- **Share repurchase will add 5 to 7 cents per share for the year.**

- **Tax rate of 34%.**

ITW Conference Call

Q & A

Second Quarter

2004